

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 6, 2010

Dr. Jack Gregory
Chief Executive Officer and Director
Premier Holding Corp.
4705 West Addisyn Court
Visalia, California 93291

> **Re:** **Premier Holding Corp.**
> **Registration Statement on Form 10**
> **Response letter dated October 1, 2010**
> **File No. 000-53824**

Dear Dr. Gregory:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Quarterly Report on Form 10-Q/A for the period ended June 30, 2010

Item 4T. Controls and Procedures, page 20

1.   It appears that your revisions in response to prior comment 1 only describe the actions you took in order to conclude that your financial statements were fairly stated, and do not describe the actions you have taken and intend to take to remediate the material weaknesses referenced in your disclosure. Therefore, we reissue the second bullet of prior comment 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Kuhar at (202) 551-3662 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey D. Kruczek at (202) 551-3641 or Mary Beth Breslin at (202) 551- 3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Kenneth G. Eade, Esq.